PORTER HOLDING INTERNATIONAL, INC.

Guowei Industrial Building #125, Guowei Road, Liantang, Luohu

Shenzhen, Guangdong, China, 518004

Julie Griffith

United States Securities and Exchange Commission,

100 F Street, NE

Washington, DC  20549

June 19, 2017

Re:                             Porter Holding International, Inc.

Amendment No. 2 to

Current Report on Form 8-K

Filed May 23, 2017

File No. 333-196336

Dear Ms. Griffith,

On behalf of Porter Holding International, Inc. (formerly known as Uni Line Corp.) (the “Company”), I hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 6, 2017 with respect to the above reverenced Current Report on Form 8-K filed on April 7, 2017, as amended on May 23, 2017 (the “Form 8-K”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company.  References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.  Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Form 8-K (the “Amendment No. 3”) in response to the Staff’s comments.

Business, page 3

Business Overview, Our Corporate History and Background, page 3

1. We note your response to the second and third comments in our letter, and we re-issue the comments. Please revise your Form 8-K to explain with more specificity, to the extent practicable, what products and services you expect to render. We note statements, such as under “Our Business Plan,” at page 5, that “[y]our goal is to become a leading innovative O2O business platform operator providing both online E-commerce and offline physical business facilities to [y]our customers.” Please briefly expand to discuss what type of online E-commerce services and offline physical facilities you to intend to offer your merchant customers, as well as what types of businesses your merchant customers are in.

COMPANY RESPONSE:  We have revised our disclosure under “Our Business Plan” in the Amendment No.3 to address the Staff’s comment.

Our Intellectual Property, page 7

2. We note your response to comment 7 and we re-issue the comment. Please revise your Intellectual Property disclosure to include the reasons that the copyrights are important to your business.

COMPANY RESPONSE:  We have revised our disclosure in the Amendment No.3 according to the Staff’s request.

Exhibits

3. Please file English translations for all exhibits with your amendment. Refer to Rule 12b-12 under the Exchange Act.

COMPANY RESPONSE:  We have filed English translations for all exhibits with the Form 8-K.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin (Qixiang) Sun at (202)-618-1519, of Bevilacqua PLLC, our outside counsel.

Sincerely,

/s/ Zonghua Chen
Zonghua Chen, President